Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-297506

 333-297506-01

Nomura America Finance, LLC $500,000 Autocallable Contingent Coupon Equity-Linked Notes due 2028 guaranteed by Nomura Holdings, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been automatically called, in addition to the final coupon, if any, is based on the performance of the underlier. You could lose your entire investment in the notes.

Coupon Payments: The notes will pay a contingent quarterly coupon on a coupon payment date if the closing value of the underlier is greater than or equal to the coupon trigger value on the related coupon observation date.

Automatic Call: The notes will be automatically called on a quarterly call payment date if the closing value of the underlier is greater than or equal to the initial underlier value on the related call observation date.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of Nomura America Finance, LLC and Nomura Holdings, Inc. See page PS-10.

Key Terms
Issuer / Guarantor:	Nomura America Finance, LLC / Nomura Holdings, Inc.
Aggregate face amount:	$500,000
Cash settlement amount:	subject to the automatic call feature, on the stated maturity date, in addition to any coupon then due, the issuer will pay, for each $1,000 face amount of the notes, an amount in cash equal to:
• if the final underlier value is greater than or equal to the trigger buffer value: $1,000; or
• if the final underlier value is less than the trigger buffer value:
$1,000 + ($1,000 × the underlier return)
Underlier:	the Class A common stock of Robinhood Markets, Inc. (current Bloomberg ticker: “HOOD UQ”)
Coupon trigger value:	$54.07, which is 50% of the initial underlier value (rounded to two decimal places)
Trigger buffer value:	$54.07, which is 50% of the initial underlier value (rounded to two decimal places)
Initial underlier value:	$108.13, which was the closing value of the underlier on the strike date
Final underlier value:	the closing value of the underlier on the determination date*
Closing value:	the closing value of the underlier, as published on Bloomberg L.P. (“Bloomberg”)
Underlier return:	(the final underlier value - the initial underlier value) / the initial underlier value
Calculation agent:	Nomura Securities International, Inc.
CUSIP / ISIN:	65541KUT9 / US65541KUT95

* subject to adjustment as described in the accompanying product prospectus supplement

Investing in the notes involves significant risks, including Nomura America Finance, LLC and Nomura Holdings, Inc.’s credit risk. You should carefully consider the risk factors under “Selected Risk Factors” beginning on page PS-10 of this pricing supplement, under “Additional Risk Factors Specific to the Notes” beginning on page PS-13 of the accompanying product prospectus supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is $988.10 per $1,000 face amount, which is less than the original issue price.

Delivery of the notes will be made against payment therefor on the original issue date.

The notes will be unsecured obligations of Nomura America Finance, LLC. Nomura America Finance, LLC is not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Original issue price	Underwriting discount(1)	Net proceeds to the issuer
Per Note	100.00% of the face amount	0.50%	99.50%
Total	$500,000.00	$2,500.00	$497,500.00

(1) See “Supplemental Plan of Distribution.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs & Co. LLC

August 25, 2026

Key Terms (continued)
Coupon:

subject to the automatic call feature, on each coupon payment date, the issuer will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to:

•     if the closing value of the underlier on the related coupon observation date is greater than or equal to the coupon trigger value: ($57.875 × the number of coupon observation dates that have occurred up to and including such related coupon observation date) – (the sum of all coupons previously paid, if any); or

•     if the closing value of the underlier on the related coupon observation date is less than the coupon trigger value: $0

Automatic call feature:	The notes will be automatically called if the closing value of the underlier is greater than or equal to the initial underlier value on any call observation date. In that case, the issuer will pay, for each $1,000 of the outstanding face amount, an amount in cash on the following call payment date equal to $1,000 (along with the coupon then due).
Strike date:	August 21, 2026
Trade date:	August 25, 2026
Original issue date:	August 28, 2026
Determination date:	the last coupon observation date, August 21, 2028*
Stated maturity date:	August 24, 2028*
Call observation dates:	each coupon observation date commencing on May 21, 2027 and ending on May 22, 2028
Call payment dates:	the coupon payment date immediately after the applicable call observation date

Coupon observation dates*	Coupon payment dates*
November 23, 2026	November 27, 2026
February 22, 2027	February 25, 2027
May 21, 2027	May 26, 2027
August 23, 2027	August 26, 2027
November 22, 2027	November 26, 2027
February 22, 2028	February 25, 2028
May 22, 2028	May 25, 2028
August 21, 2028	August 24, 2028

* subject to adjustment as described in the accompanying product prospectus supplement

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
Nomura America Finance, LLC may use this prospectus in the initial sale of the notes. In addition, Nomura Securities International, Inc. or any other affiliate of Nomura America Finance, LLC may use this prospectus in a market-making transaction in a note after its initial sale. Unless Nomura America Finance, LLC or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.
ADDITIONAL INFORMATION
You should read this pricing supplement together with the prospectus, dated July 16, 2026 (the “prospectus”) and the product prospectus supplement, dated July 16, 2026 (the “product prospectus supplement”), each relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus and the product prospectus supplement, the terms of this pricing supplement will control.
This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Selected Risk Factors” beginning on page PS-10 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.
We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.
You may access the prospectus and the product prospectus supplement on the Securities and Exchange Commission (“SEC”) website at www.sec.gov as follows:
• Prospectus dated July 16, 2026:
https://www.sec.gov/Archives/edgar/data/1383951/000110465926084292/tm2619954-3_424b3.htm
• Product Prospectus Supplement dated July 16, 2026:
https://www.sec.gov/Archives/edgar/data/1383951/000110465926084314/tm2619530d11_424b3.htm
Some of the terms or features described in the listed documents may not apply to your notes.

SUPPLEMENTAL TERMS OF THE NOTES

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product prospectus supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Prospectus Supplement Term	Pricing Supplement Term
call settlement date	call payment date
contingent coupon barrier	coupon trigger value
final valuation date	determination date
initial valuation date	strike date
principal amount	face amount
reference asset	underlier
reference asset performance	underlier return
reference asset sponsor	underlier sponsor
scheduled trading day	trading day
closing value	closing value
initial value	initial underlier value
final value	final underlier value
barrier percentage	trigger buffer value

Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset

The following description supersedes the modification of the reference asset or unavailability of the price or level of the reference asset disclosure in “General Terms of the Notes — Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset — Reference Assets Consisting of Shares of a Common Stock” in the accompanying product prospectus supplement:

If shares of a common stock that are the reference asset are delisted or trading of such shares is suspended on the primary exchange for such shares other than as a result of a reorganization event as described under “— Anti-Dilution Adjustments — Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security — Reorganization Events” above, and such shares are immediately re-listed or approved for trading on a successor exchange which is a national securities exchange, then shares of such reference asset will continue to be deemed the reference asset.

If shares of a reference asset are delisted or trading of such shares is suspended on the primary exchange for such shares, and such shares are not immediately re-listed or approved for trading on a successor exchange which is a national securities exchange, then the closing price for the reference asset with respect to the next succeeding coupon observation date will be determined by the calculation agent in a manner designed to achieve a commercially reasonable result and such closing price will be deemed to be the closing price of the reference asset on every remaining trading day to, and including, the determination date.

Market Disruption Event

The following description supersedes the market disruption event disclosure in “General Terms of the Notes — Market Disruption Events — Reference Assets Consisting of an Equity Security” in the accompanying product prospectus supplement:

Any of the following will be a market disruption event with respect to any equity security that is an underlier:

•	a suspension, absence or material limitation of trading in such underlier in its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

•	a suspension, absence or material limitation of trading in options or futures contracts relating to such underlier in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

•	the underlier does not trade on what was the primary market for the underlier, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes. For more information about hedging by us or our affiliates, see “Use of Proceeds and Hedging” in the accompanying product prospectus supplement.

The following events will not be market disruption events with respect to any underlier:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the options or futures contracts relating to such underlier.

HYPOTHETICAL EXAMPLES
The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate (i) the impact that the various hypothetical closing values of the underlier on a coupon observation date could have on the coupon payable, if any, on the related coupon payment date and (ii) the impact that the various hypothetical closing values of the underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant and are not intended to predict the closing values of the underlier.
The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to a call payment date or the stated maturity date. If you sell your notes in a secondary market prior to a call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underlier, the creditworthiness of Nomura America Finance, LLC, as issuer, and the creditworthiness of Nomura Holdings, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Coupon	(i) the product of $57.875 times the number of coupon observation dates that have occurred up to and including such related coupon observation date minus (ii) the sum of all coupons previously paid, if any
Coupon trigger value	50% of the initial underlier value
Trigger buffer value	50% of the initial underlier value

The notes are not automatically called, unless otherwise indicated below
Neither a market disruption event nor a non-trading day occurs on any originally scheduled coupon observation date or call observation date or the originally scheduled determination date
No change in or affecting the underlier
Notes purchased on original issue date at the face amount and held to a call payment date or the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, the actual underlier value on any call observation date or coupon observation date, as well as the coupon payable, if any, on each coupon payment date, may bear little relation to the hypothetical examples shown below or to the historical underlier values shown elsewhere in this pricing supplement.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Coupon Payments
The examples below show the hypothetical coupon, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing value of the underlier on the applicable coupon observation date was the percentage of the initial underlier value shown.

Scenario 1

Coupon Observation Date	Hypothetical Closing Value of the Underlier (as Percentage of Initial Underlier Value)	Hypothetical Coupon
1	70.00%	$57.875
2	40.00%	$0.000
3	70.00%	$115.750
4	45.00%	$0.000
5	40.00%	$0.000
6	49.00%	$0.000
7	45.00%	$0.000
8	60.00%	$289.375
	Total Hypothetical Coupons	$463.000

In Scenario 1, the hypothetical closing value of the underlier has decreased relative to the initial underlier value on each hypothetical coupon observation date. On the coupon payment dates relating to coupon observation dates on which the hypothetical closing value of the underlier is greater than or equal to the coupon trigger value, you will receive a coupon payment. However, on the coupon payment dates relating to coupon observation dates on which the hypothetical closing value of the underlier is less than the coupon trigger value, you will not receive a coupon payment.

Scenario 2

Coupon Observation Date	Hypothetical Closing Value of the Underlier (as Percentage of Initial Underlier Value)	Hypothetical Coupon
1	40.00%	$0.000
2	30.00%	$0.000
3	35.00%	$0.000
4	45.00%	$0.000
5	40.00%	$0.000
6	35.00%	$0.000
7	45.00%	$0.000
8	40.00%	$0.000
	Total Hypothetical Coupons	$0.000

In Scenario 2, the hypothetical closing value of the underlier has decreased relative to the initial underlier value on each hypothetical coupon observation date. However, you will not receive a coupon payment on any coupon payment date because in each case the hypothetical closing value of the underlier on the related coupon observation date is less than the coupon trigger value. The overall return you earn on your notes will be less than zero.

Scenario 3

Coupon Observation Date	Hypothetical Closing Value of the Underlier (as Percentage of Initial Underlier Value)	Hypothetical Coupon
1	40.00%	$0.000
2	35.00%	$0.000
3	105.00%	$173.625
	Total Hypothetical Coupons	$173.625

In Scenario 3, the hypothetical closing value of the underlier is less than the coupon trigger value on the first and second hypothetical coupon observation dates, but increases to a value that is greater than the initial underlier value on the third hypothetical coupon observation date. Because the hypothetical closing value of the underlier is greater than or equal to the initial underlier value on the third hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the coupon payment, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

Hypothetical Payment at Maturity
If the notes are not automatically called on any call observation date, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on a call observation date and does not include the final coupon, if any. If the final underlier value of the underlier is less than the coupon trigger value, you will not be paid a final coupon at maturity.
The values in the left column of the table below represent hypothetical final underlier values and are expressed as percentages of the initial underlier value. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier value, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier value and the assumptions noted above.

The Notes Have Not Been Automatically Called

Hypothetical Final Underlier Value (as Percentage of the Initial Underlier Value)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	100.000%*
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
90.000%	100.000%*
80.000%	100.000%*
70.000%	100.000%*
60.000%	100.000%*
50.000%	100.000%*
49.999%	49.999%
40.000%	40.000%
25.000%	25.000%
12.500%	12.500%
0.000%	0.000%

*Does not include the final coupon

As shown in the table above, if the notes have not been automatically called on a call observation date:
• If the final underlier value were determined to be 12.500% of the initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be 12.500% of the face amount of your notes.
○ As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 87.500% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).
• If the final underlier value were determined to be 200.000% of the initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes.
○ As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier value over the initial underlier value.

SELECTED RISK FACTORS

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Face Amount.

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the face amount of your notes if the notes are not redeemed and the final underlier value is less than the trigger buffer value. In this case, the payment at maturity you will be entitled to receive will be less than the face amount and you will lose 1% of the face amount of your notes for every 1% that the final underlier value is less than the initial underlier value. You may lose up to 100% of your investment at maturity. Even with any contingent coupons received prior to maturity, your return on the notes may be negative in this case.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Value of the Underlier.

If your notes are not automatically called and the final underlier value is less than the trigger buffer value, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a decrease in the final underlier value to the trigger buffer value will not result in a loss of principal on the notes, a decrease in the final underlier value to less than the trigger buffer value will result in a loss of a significant portion of the face amount of the notes despite only a small change in the value of the underlier.

The Amount Payable on the Notes Is Not Linked to the Values of the Underlier at Any Time Other Than the Coupon Observation Dates, Including the Determination Date.

The payments on the notes will be based on the closing value of the underlier on the coupon observation dates, including the determination date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the underlier is greater than or equal to the coupon trigger value during the term of the notes other than on a coupon observation date but then decreases on a coupon observation date to a value that is less than the coupon trigger value, the contingent coupon will not be payable for the relevant quarterly period. Similarly, if the notes are not redeemed, even if the value of the underlier is greater than or equal to the trigger buffer value during the term of the notes other than on the determination date but then decreases on the determination date to a value that is less than the trigger buffer value, the payment at maturity will be less, possibly significantly less, than it would have been had the payment at maturity been linked to the value of the underlier prior to such decrease. Although the actual value of the underlier on the maturity date or at other times during the term of the notes may be higher than its value on the coupon observation dates, whether each contingent coupon will be payable and the payment at maturity will be based solely on the closing value of the underlier on the applicable coupon observation dates.

You May Not Receive Any Contingent Coupons.

We will not necessarily make periodic coupon payments on the notes. If the closing value of the underlier on a coupon observation date is less than the coupon trigger value, we will not pay you the contingent coupon applicable to that coupon observation date. If on each of the coupon observation dates, the closing value of the underlier is less than the coupon trigger value, we will not pay you any contingent coupons during the term of, and you will not receive a positive return on, the notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on the notes.

Your Return on the Notes Is Limited to the Face Amount Plus the Contingent Coupons, If Any, Regardless of Any Appreciation in the Value of the Underlier.

You will not participate in any appreciation of the underlier. In addition to any contingent coupon payments received prior to maturity or early redemption, for each $1,000 face amount, at maturity or upon early redemption, you will receive $1,000 plus the final contingent coupon if the closing value of the underlier on the relevant coupon observation date is equal to or greater than the coupon trigger value, regardless of any appreciation in the value of the underlier, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a security, the return of which was directly linked to the performance of the underlier during the term of the notes.

The Notes May Be Redeemed Prior to the Maturity Date.

If the notes are redeemed early, the holding period over which you may receive contingent coupon payments may be significantly reduced. It is more likely that we will redeem the notes prior to maturity if we expect that the contingent coupon payments are likely to be payable on most or all of the coupon payment dates during the term of the notes, resulting in a return on the notes which is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are redeemed prior to the maturity date.

The Coupon Does Not Reflect the Actual Performance of the Underlier from the Strike Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date.

The coupon for each coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing value of the underlier between the strike date and any coupon observation date or between two coupon observation dates. Accordingly, the coupons, if any, on the notes may be less than the return you could earn on another instrument linked to the underlier that pays coupons based on the performance of the underlier from the strike date to any coupon observation date or from coupon observation date to coupon observation date.

Higher Contingent Coupon Rates or Lower Barrier Values Are Generally Associated With an Underlier With Greater Expected Volatility and Therefore Can Indicate a Greater Risk of Loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an underlier. The greater the expected volatility with respect to an underlier on the strike date, the higher the expectation as of the strike date that the value of the underlier could close below its coupon trigger value on a coupon observation date or the trigger buffer value on the determination date, indicating a higher expected risk of non-payment of contingent coupons or loss on the notes. This greater expected risk will generally be reflected in a higher contingent coupon rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower trigger buffer value, a lower coupon trigger value or a higher contingent coupon rate) than for similar securities linked to the performance of an underlier with lower expected volatility as of the strike date. You should therefore understand that a relatively higher contingent coupon rate may indicate an increased risk of loss. Further, a relatively lower trigger buffer value may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of the underlier can change significantly over the term of the notes. The value of the underlier for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the underlier and the potential to lose some or all of your principal at maturity and to not receive any contingent coupons.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness.

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Affiliates’ Pricing Models) Was Less Than the Original Issue Price of Your Notes.

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our affiliates’ pricing models.

After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as is disclosed on the front cover of this pricing supplement, our affiliates’ pricing models consider certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates’ pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we will determine by reference to our affiliates’ pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries.

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Underlier.

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the underlier, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the underlier may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the underlier from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity.

Any contingent coupons payable on your notes may represent a return that is below the prevailing market rate for other debt securities of comparable maturity that are not linked to an underlier. Consequently, unless the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Underlier Should Not Be Taken as an Indication of Its Future Performance.

The historical values of the underlier included in this pricing supplement should not be taken as an indication of its future performance. Changes in the values of the underlier will affect the market value of the notes, but it is impossible to predict whether the values of the underlier will rise or fall during the term of the notes. The values of the underlier will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the underlier. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the determination date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the values of the underlier and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the underlier. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the applicable closing values of the underlier. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting an underlier has occurred and may also have to determine its closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled stated maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

You Have No Shareholder Rights or Rights to Receive the Underlier

Investing in your notes will not make you a holder of the underlier. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underlier or any other rights of a holder of the underlier. Your notes will be paid in cash, as will any coupon payments, and you will have no right to receive delivery of the underlier.

Risks Relating to the Underlier

The Underlier Has a Very Limited Trading History

Your notes are linked to an underlier that has only recently commenced public trading and, therefore, has very limited historical performance. Because the underlier has no historical closing level prior to the date it commenced trading, limited historical underlier information will be available for you to consider in making an independent investigation of its underlier performance, which may make it difficult for you to make an informed decision with respect to the notes. Further, because the underlier has a very limited trading history, your investment in the notes may involve greater risks than an investment in notes linked to the securities of companies with a more established record of performance. For additional information about the underlier, see “The Underlier”. No future performance of the underlier can be predicted based on the historical underlier performance information described herein.

We Will Not Hold Shares of the Underlier for Your Benefit.

The indenture governing your note does not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey any shares of the underlier acquired by us or them. Neither we nor our affiliates will pledge or otherwise hold shares of the underlier for your benefit in order to enable you to exchange your note for shares under any circumstances. Consequently, in the event of our bankruptcy, insolvency or liquidation, any shares of the underlier owned by us will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Securities of Another Company and Not the Issuer of the Underlier.

Following certain corporate events relating to the underlier where its issuer is not the surviving entity, the amount you receive at maturity may be based on the securities of a successor to such underlier issuer or any cash or any other assets distributed to holders of shares of such underlier in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting distribution property under “General Terms of the Notes — Anti-Dilution Adjustments — Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security—Reorganization Events” in the accompanying product prospectus supplement.

There is No Affiliation Between the Underlier Issuer and Us.

We are not affiliated with the underlier issuer. However, we or our affiliates may currently or from time to time in the future engage in business with the underlier issuer. Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the underlier issuer. You, as an investor in your notes, should make your own investigation into the underlier issuer.

The underlier issuer is not involved in this offering of notes in any way and does not have any obligation of any sort with respect to your notes. Thus, the underlier issuer does not have any obligation to take your interests into consideration for any reason, including in taking or not taking any corporate actions that might affect the value of your notes.

THE UNDERLIER

Description of Robinhood Markets, Inc.

Robinhood Markets, Inc. operates a financial services platform. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-40691, or its CIK Code: 0001783879. Its Class A common stock is listed on the Nasdaq Global Select Market under the ticker symbol “HOOD.”

Historical Performance of the Class A Common Stock of Robinhood Markets, Inc.

The following graph sets forth the historical performance of the Class A common stock of Robinhood Markets, Inc. based on the daily historical closing values from the date it commenced trading on July 29, 2021 through August 25, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the Class A common stock of Robinhood Markets, Inc. should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the Class A common stock of Robinhood Markets, Inc. on any coupon observation date, including the determination date.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a contingent income-bearing pre-paid derivative contract with respect to the underlier. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a contingent income-bearing pre-paid derivative contract with respect to the underlier. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or redemption as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to any contingent coupon) and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note. In addition, the tax treatment of the contingent coupons is unclear. Although the tax treatment of the contingent coupons is unclear, we intend to treat any contingent coupon, including on the maturity date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus). Because the U.S. federal income tax treatment (including the applicability of withholding) of the contingent coupons is uncertain, to the extent we have a withholding obligation, we intend to withhold U.S. federal income tax on the entire amount of any contingent coupons at a 30% rate (or at a lower rate under an applicable income tax treaty). Even if we do not have a withholding obligation, another withholding agent in the chain of payments may effectuate withholding to the same extent. Any U.S. federal withholding tax should generally be imposed once. We will not pay any additional amounts in respect of any such withholding.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION
See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.
Nomura America Finance, LLC will sell to GS&Co., and GS&Co. will purchase from Nomura America Finance, LLC, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.50% of the face amount.
We have been advised by Nomura Securities International, Inc. that it intends to make a market in the notes. However, neither Nomura Securities International, Inc. nor any of its other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES
In the opinion of Mayer Brown LLP, as counsel to the Issuer and the Guarantor, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Indenture referred to in the prospectus and prospectus product supplement, and issued and paid for as contemplated herein, (i) such notes will be valid, binding and enforceable obligations of the Issuer, and (ii) the related Guarantee will be a valid, binding and enforceable obligation of the Guarantor, in each case entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the laws of the State of Delaware and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Japanese law, Mayer Brown LLP has relied, with the Issuer’s permission, on the opinion of Anderson Mori & Tomotsune, dated as of July 16, 2026, filed as an exhibit to the Registration Statement by the Issuer on July 16, 2026, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Anderson Mori & Tomotsune. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 16, 2026, which has been filed as Exhibit 5.2 to the Issuer’s Registration Statement on Form F-3 dated July 16, 2026.